UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2021 and 2020	3

Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2021	17-29

Signatures	30

Exhibits	31

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ArmaninoLLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri
June 24, 2022

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020
(in thousands)

		2021			2020
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,780,680	$232,610	$3,013,290	$2,461,345	$201,632	$2,662,977

Investments at contract value	757,185	—	757,185	815,382	—	815,382

Total investments	3,537,865	232,610	3,770,475	3,276,727	201,632	3,478,359

Receivables:

Plan sponsor contributions	39,120	11,645	50,765	36,341	11,597	47,938

Notes receivable from participants	47,534	—	47,534	49,704	—	49,704

Other receivables	3,441	1,951	5,392	3,591	1,849	5,440

Total assets	3,627,960	246,206	3,874,166	3,366,363	215,078	3,581,441

Liabilities

Other liabilities	1,291	1,492	2,783	377	1,458	1,835

Total liabilities	1,291	1,492	2,783	377	1,458	1,835

Net assets available for benefits	$3,626,669	$244,714	$3,871,383	$3,365,986	$213,620	$3,579,606

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2021 and 2020
(in thousands)

		2021			2020
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$10,791	$—	$10,791	$15,644	$—	$15,644
Dividends	15,579	5,581	21,160	12,691	5,641	18,332
Net appreciation in fair value of investments	392,502	40,888	433,390	390,059	43,683	433,742
Net investment gain	418,872	46,469	465,341	418,394	49,324	467,718
Interest income from notes receivable	2,722	—	2,722	2,833	—	2,833
Participant contributions	126,239	—	126,239	110,888	—	110,888
Plan sponsor contributions	60,091	11,646	71,737	55,048	11,597	66,645
Total additions	607,924	58,115	666,039	587,163	60,921	648,084

Deductions from net assets:

Distributions to and withdrawals by participants	360,457	12,954	373,411	335,796	8,729	344,525
Administrative expenses	851	—	851	859	—	859
Total deductions	361,308	12,954	374,262	336,655	8,729	345,384
Net increase in net assets	246,616	45,161	291,777	250,508	52,192	302,700
Transfers from non-participant directed	14,067	(14,067)	—	16,097	(16,097)	—
Net assets available for benefits at beginning of year	3,365,986	213,620	3,579,606	3,099,381	177,525	3,276,906
Net assets available for benefits at end of year	$3,626,669	$244,714	$3,871,383	$3,365,986	$213,620	$3,579,606

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2021 and 2020 was $214,479 and $63,514, respectively. There was approximately $100,000 used to offset employer contributions in 2021. There was approximately $450,000 used to offset employer contributions in 2020.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

On November 1, 2021, the Plan was amended to become a multiple employer plan with Flexsys America LP adopting the Plan.

Coronavirus Aid, Relief and Economic Security Act

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act became law on March 27, 2020. The CARES Act was a response to the market volatility and instability resulting from the coronavirus pandemic and provides special distribution options and rollover rules for retirement plans and IRAs and expands permissible loans for certain retirement plans. Under the CARES Act, the Plan added a distribution option, which allows for penalty free withdrawals up to $100,000 until December 31, 2020 that may be repaid over a three-year period (including income taxes). The Plan also increased the maximum loan amount from $50,000 or 50% of a participant's vested account balance to $100,000 or 100% of a participant's vested balance for loans issued up until September 23, 2020 and permitted new and existing loan repayments to be deferred through December 31, 2020. Required minimum distributions for calendar year 2020 were waived for retired and retirement eligible individuals.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $19,500 for both 2021 and 2020 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,500 for both 2021 and 2020 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements. Employees' rollover contributions were $18.8 million and $11.2 million in 2021 and 2020, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2021, $47.5 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.5% and various maturity dates through January 2027. At December 31, 2020, $49.7 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.5% and various maturity dates through January 2026.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 72 or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Distributions to participants shall commence in the year following the year a participant attains age 72, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant's principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.
2.SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2021 and 2020 are shares of the Plan Sponsor's common stock amounting to approximately $345 million and $304 million, respectively. This investment represents 9.2% and 8.7% of total investments at December 31, 2021 and 2020, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $39.1 million and $36.3 million and for the non-participant-directed ESOP Fund of $11.7 million and $11.6 million at December 31, 2021 and 2020, respectively.

5.NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2021 and 2020 were approximately $47.5 million and $49.7 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.7 million and $2.8 million in 2021 and 2020, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.INVESTMENTS

At December 31, 2021 and 2020, the Plan's assets were invested in common stock, mutual funds, collective investment trusts, and managed income fund, including synthetic investment contracts (see Note 7) and bonds. Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2021 and 2020, respectively.

(in thousands)	2021	2020

Cash and Cash Equivalents	$4,635	$3,651
Common stock - Eastman Chemical Company	345,135	303,851
Common stock - other	137,855	120,759
Mutual funds	730,214	684,501
Collective investment trusts	1,655,561	1,424,586
Managed income fund	757,185	815,382
Self-directed brokerage account - mutual funds	139,890	125,629
Total	$3,770,475	$3,478,359

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2021 and 2020:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2021, the Trustee purchased 289,600 shares of Eastman common stock for the fund at an average price of $109.74 per share, and sold 376,924 shares of Eastman common stock for the fund at an average price of $112.81 per share. During 2020, the Trustee purchased 1,470,402 shares of Eastman common stock for the fund at an average price of $53.22 per share, and sold 2,216,695 shares of Eastman common stock for the fund at an average price of $77.63 per share. Dividends paid from the Eastman Stock Fund totaled $2.7 million in 2021 and $5.1 million in 2020.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2021, the Trustee purchased 137,500 shares of Eastman common stock for the fund at an average price of $107.61 per share, and sold 225,725 shares of Eastman common stock for the fund at an average price of $112.24 per share. During 2020, the Trustee purchased 194,498 shares of Eastman common stock for the fund at an average price of $70.00 per share, and sold 284,614 shares of Eastman common stock for the fund at an average price of $79.43 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.SYNTHETIC INVESTMENT CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts, totaling $757 million and $815 million at December 31, 2021 and 2020, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Self-directed brokerage account - mutual funds: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021 and 2020:

(in thousands)	December 31, 2021	December 31, 2020
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and Cash Equivalents	$4,635	$3,651
Common stock - Eastman Chemical Company	345,135	303,851
Common stock - other	137,855	120,759
Mutual funds	730,214	684,501
Collective investment trusts	1,655,561	1,424,586
Self-directed brokerage account - mutual funds	139,890	125,629
Total	$3,013,290	$2,662,977

There are no redemption restrictions on the mutual fund investments or collective investment trusts. They are fully liquid and can be redeemed on a daily basis. There are no Level 2 or Level 3 investments at December 31, 2021 and 2020.

9.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $5.4 million at both December 31, 2021 and 2020 represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.8 million and $1.8 million at December 31, 2021 and 2020, respectively, represent liabilities from the purchase of investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

10.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2021 and 2020, $14.1 million and $16.1 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by a letter dated May 11, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related trust is tax-exempt. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2021 and 2020, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

14.RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2021 and June 24, 2022 for proper recording and disclosure in these financial statements.

On January 1, 2022, the Plan was amended to remove Flexsys America LP as an adopting employer of the Plan consequently returning the plan to a single employer plan. The assets attributable to the Flexsys America LP employees were transferred out of the Plan on January 11, 2022 and February 10, 2022 in the amounts of $50,019,898 and $804,230, respectively.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	$1,062
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,749	1,749
	SSBK Govt Stif Fund	Interest Bearing Cash Equivalents	**	1,824
	Subtotal – Cash and Cash Equivalents			4,635
*	Eastman Chemical Company	Common Stock, Participant directed, 945 Shares	**	114,274
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 1,909 Shares	105,357	230,861
	Subtotal – Common Stock – Eastman Chemical Co			345,135
	Abbott Laboratories	Common Stock, 4 Shares	**	584
	Abbvie Inc	Common Stock, 12 Shares	**	1,661
	Accenture Plc Cl A	Common Stock, 2 Shares	**	858
	Advance Auto Parts Inc	Common Stock, 3 Shares	**	835
	Air Products & Chemicals Inc.	Common Stock, 7 Shares	**	2,120
	Alexandria Real Estate Eq Inc REIT	Common Stock, 3 Shares	**	682
	American Express Co	Common Stock, 13 Shares	**	2,194
	AmerisourceBergen Corp	Common Stock, 8 Shares	**	1,116
	Amgen Inc	Common Stock, 3 Shares	**	701
	Analog Devices Inc	Common Stock, 15 Shares	**	2,724
	Apple Inc	Common Stock, 4 Shares	**	657
	Arthur J Gallaghar and Co	Common Stock, 6 Shares	**	1,085
	Avalonbay Communities Inc REIT	Common Stock, 3 Shares	**	830
	Bank of America Corporation	Common Stock, 76 Shares	**	3,364
	Becton Dickinson & Co	Common Stock, 6 Shares	**	1,391
	Best Buy Co Inc	Common Stock, 10 Shares	**	998
	Blackrock Inc	Common Stock, 3 Shares	**	3,167
	Boston Properties Inc	Common Stock, 4 Shares	**	474
	Bristol-Myers Squibb Co	Common Stock, 45 Shares	**	2,821
	Capital One Financial Corp	Common Stock, 8 Shares	**	1,182
	Chevron Corp	Common Stock, 18 Shares	**	2,127
	Chubb Ltd	Common Stock, 8 Shares	**	1,532
	CIGNA Corp	Common Stock, 4 Shares	**	885
	Citigroup Inc	Common Stock, 25 Shares	**	1,482
	CME Group Inc Cl A	Common Stock, 12 Shares	**	2,794
	CMS Energy Corp	Common Stock, 15 Shares	**	966
	Coca Cola Co	Common Stock, 20 Shares	**	1,187
	Comcast Corp Cl A	Common Stock, 60 Shares	**	2,996
	ConocoPhillips	Common Stock, 48 Shares	**	3,439
	Corning Inc	Common Stock, 19 Shares	**	715
	CVS Health Corp	Common Stock, 22 Shares	**	2,285
	Deere & Co	Common Stock, 4 Shares	**	1,358
	Dover Corp	Common Stock, 14 Shares	**	2,628
	Eaton Corp PLC	Common Stock, 12 Shares	**	2,067
	Entergy Corp	Common Stock, 2 Shares	**	179
	EOG Resources Inc	Common Stock, 22 Shares	**	1,964
	Fidelity Natl Inform Svcs Inc	Common Stock, 11 Shares	**	1,240

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Gap Inc	Common Stock, 29 Shares	**	518
	General Dynamics Corporation	Common Stock, 11 Shares	**	2,290
	Hartford Finl Svcs Group Inc	Common Stock, 15 Shares	**	1,017
	Hasbro Inc	Common Stock, 7 Shares	**	740
	Home Depot Inc	Common Stock, 6 Shares	**	2,292
	Intel Corp	Common Stock, 4 Shares	**	195
	Intl Bus Mach Corp	Common Stock, 7 Shares	**	970
	Johnson & Johnson	Common Stock, 15 Shares	**	2,581
	Lilly (Eli) & Co	Common Stock, 6 Shares	**	1,556
	Marsh & McLennan Cos Inc	Common Stock, 3 Shares	**	542
	McDonalds Corp	Common Stock, 7 Shares	**	1,874
	Medtronic Plc	Common Stock, 19 Shares	**	1,963
	Merck & Co Inc New	Common Stock, 7 Shares	**	519
	Metlife Inc	Common Stock, 18 Shares	**	1,156
	Microsoft Inc	Common Stock, 6 Shares	**	2,070
	Mondelez Intl Inc	Common Stock, 25 Shares	**	1,656
	Morgan Stanley	Common Stock, 27 Shares	**	2,644
	Nextera Energy	Common Stock, 26 Shares	**	2,473
	Norfolk Southern Corp	Common Stock, 7 Shares	**	2,206
	Northern Trust Corp	Common Stock, 5 Shares	**	637
	Northrop Grumman Corp	Common Stock, 5 Shares	**	1,859
	Parker Hannifin Corp	Common Stock, 6 Shares	**	1,974
	Pepsico Inc	Common Stock, 8 Shares	**	1,316
	Pfizer Inc	Common Stock, 17 Shares	**	1,030
	Philip Morris Intl Inc	Common Stock, 27 Shares	**	2,521
	PNC Financial Services Grp Inc	Common Stock, 15 Shares	**	2,964
	PPG Industries Inc	Common Stock, 13 Shares	**	2,287
	Price (T Rowe) Group Inc	Common Stock, 7 Shares	**	1,337
	Proctor & Gamble Co	Common Stock, 11 Shares	**	1,845
	Progressive Corp Ohio	Common Stock, 9 Shares	**	887
	Prologis Inc REIT	Common Stock, 8 Shares	**	1,280
	Public Svc Enterprise Grp Inc	Common Stock, 11 Shares	**	735
	Raytheon Technologies Corp	Common Stock, 32 Shares	**	2,727
	Realty Income Corp REIT	Common Stock, 2 Shares	**	117
	Republic Services Inc	Common Stock, 6 Shares	**	881
	Schwab Charles Corp	Common Stock, 19 Shares	**	1,620
	Seagate Technology Holdings Plc	Common Stock, 7 Shares	**	823
	Starbucks Corp	Common Stock, 7 Shares	**	833
	Sysco Corp	Common Stock, 27 Shares	**	2,120
	Texas Instruments Inc	Common Stock, 13 Shares	**	2,517
	TJX Companies Inc New	Common Stock, 24 Shares	**	1,787
	Trane Technologies PLC	Common Stock, 2 Shares	**	469
	Truist Finl Corp	Common Stock, 22 Shares	**	1,297
	United Parcel Service Inc Cl B	Common Stock, 9 Shares	**	2,018
	UnitedHealth Group Inc	Common Stock, 8 Shares	**	4,185

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	US Bancorp Del	Common Stock, 24 Shares	**	1,324
	Valero Energy Corp	Common Stock, 6 Shares	**	457
	Ventas Inc REIT	Common Stock, 11 Shares	**	563
	Verizon Communications Inc	Common Stock, 22 Shares	**	1,152
	VF Corp	Common Stock, 8 Shares	**	608
	Walmart Inc	Common Stock, 12 Shares	**	1,807
	Xcel Energy Inc	Common Stock, 20 Shares	**	1,328
	Subtotal - Common Stock – Other			137,855
	DODGE & COX STOCK FUND	Registered Investment Company 554 Shares	**	135,934
*	FID GOVT MMKT	Registered Investment Company 233 Shares	**	233
*	FID US BOND INDX	Registered Investment Company 3,215 Shares	**	38,522
*	FID GLB EX US IDX	Registered Investment Company 2,121 Shares	**	32,429
*	FID 500 INDEX	Registered Investment Company 2,229 Shares	**	368,427
*	FID EXT MKT IDX	Registered Investment Company 1,216 Shares	**	106,009
	Neuberger Berman Genesis R6	Registered Investment Company 651 Shares	**	48,660
	Sub-Total Mutual Funds			730,214
	ARROWST ACWI EX-US A	Collective Investment Trust 431 Shares	**	73,072
	BTC STR COMP NL M	Collective Investment Trust 202 Shares	**	2,865
*	FID BLUE CHIP GR POOL	Collective Investment Trust 4,651 Shares	**	172,058
	Hotchkis & Wiley Small Cap Diversified V Class F	Collective Investment Trust 4,747 Shares	**	49,126
	LOOMIS SAYLES & CO SMC GWTH C	Collective Investment Trust 1,678 Shares	**	47,916
	PRU CORE PL BD CL 5	Collective Investment Trust 385 Shares	**	75,015
	VANGUARD TARGET INC	Collective Investment Trust 737 Shares	**	40,065
	VANGUARD TARGET 2015	Collective Investment Trust 526 Shares	**	33,179
	VANGUARD TARGET 2020	Collective Investment Trust 1,489 Shares	**	105,370
	VANGUARD TARGET 2025	Collective Investment Trust 2,507 Shares	**	192,349
	VANGUARD TARGET 2030	Collective Investment Trust 3,146 Shares	**	258,186
	VANGUARD TARGET 2035	Collective Investment Trust 1,803 Shares	**	158,015
	VANGUARD TARGET 2040	Collective Investment Trust 1,408 Shares	**	129,968
	VANGUARD TARGET 2045	Collective Investment Trust 1,028 Shares	**	97,810
	VANGUARD TARGET 2050	Collective Investment Trust 1,213 Shares	**	115,857
	VANGUARD TARGET 2055	Collective Investment Trust 667 Shares	**	63,581
	VANGUARD TARGET 2060	Collective Investment Trust 612 Shares	**	35,135
	VANGUARD TARGET 2065	Collective Investment Trust 169 Shares	**	5,994
	Sub-Total Collective Investment Trusts			1,655,561
*	Fidelity	Cash	**	767
	AIG GLOBAL FDG 0.8% 07/07/2023 144A	Corporate Bond 0.8% 7/7/23	**	514
	AIG GLOBAL FDG 0.9% 09/22/2025 144A	Corporate Bond 0.9% 9/22/25	**	1,946
	AT&T INC 1.65% 2/01/2028	Corporate Bond 1.65% 2/01/28	**	1,697
	AERCAP IRELAND 4.125% 07/03/23	Corporate Bond 4.125% 07/03/23	**	632
	AERCAP IRELAND 4.875% 01/16/24	Corporate Bond 4.875% 01/16/24	**	498
	AERCAP IRELAND 1.65% 10/29/24	Corporate Bond 1.65% 10/29/24	**	1,125
	AERCAP IRELAND 2.45% 10/29/26	Corporate Bond 2.45% 10/29/26	**	415
	AERCAP IRELAND 1.75% 10/29/24	Corporate Bond 1.75% 10/29/24	**	800

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	AIR LEASE CORP 4.25% 02/01/2024	Corporate Bond 4.25% 02/01/24	**	870
	AIR LEASE CORP 0.7% 02/15/24	Corporate Bond 0.7% 02/15/24	**	735
	AIR LEASE CORP 0.8% 08/18/24	Corporate Bond 0.8% 08/18/24	**	826
	ALTRIA GROUP 2.35% 05/06/25	Corporate Bond 2.35% 05/06/25	**	260
	AMXCA MST TR 0.9% 11/15/26	Mortgage Back Security Mst Tr 0.9% 11/15/26	**	2,283
	AMERICAN GENERAL LIFE	Synthetic GIC – 1.349% (fair value to contract value)	**	(748)
	AMPHENOL CORPORATION NEW 3.2% 04/01/2024	Corporate Bond 3.2% 04/01/2024	**	313
	AON CORP 2.2% 11/15/22	Corporate Bond 2.2% 11/15/22	**	411
	APPLE INC 0.75% 05/11/2023	Corporate Bond 0.75% 05/11/23	**	1,405
	ASTRAZENECA FINANCE LLC 0.7% 05/28/24	Corporate Bond 0.7% 05/28/24	**	1,530
	ATHENE GLOBAL FUNDING 0.95% 01/08/24 144A	Corporate Bond 0.95% 01/08/24 144A	**	1,843
	ATHENE GLOBAL FUNDING 1.73% 10/02/26 144A	Corporate Bond 1.73% 10/02/26 144A	**	1,834
	AUTOZONE 3.125% 07/15/23	Corporate Bond 3.125% 07/15/23	**	1,101
	AXA EQUITABLE 3.9% 4/20/23	Corporate Bond 3.9% 04/20/23	**	101
	BACCT 0.34% 05/15/26	Mortgage Back Security 0.34% 05/15/26	**	2,535
	BACCT 0.44% 09/15/26	Mortgage Back Security 0.44% 09/15/26	**	2,030
	BAT INTL FINANCE PLC 1.668% 03/25/2026	Corporate Bond 1.668% 03/25/26	**	1,972
	BPCE SA 2.045%/VAR 10/19/27 144A	Corporate Bond 2.045% 10/19/27	**	1,322
	BX COMMERCIAL MORTGAGE TR 2021-PAC 0.799% 10/15/36	Mortgage Back Security 0.799% 10/15/36	**	872
	BX TR 2021-ACNT 0.96% 11/15/38 144A	Mortgage Back Security 0.96% 11/15/38 144A	**	855
	BX 2021-BXMF 0.7459% 10/15/26 144A	Mortgage Back Security 0.7459% 10/15/26 144A	**	790
	BAKER HUGHES A GE CO LLC 1.231% 12/15/23	Corporate Bond 1.231% 12/15/23	**	380
	BAKER HUGHES A GE CO LLC 2.061% 12/15/26	Corporate Bond 2.061% 12/15/26	**	359
	BANCO SANTANDER SA 1.722%/VAR 9/14/27	Corporate Bond 1.722%/VAR 9/14/27	**	987
	BK OF AMER 3.004% /VAR 12/20/23	Corporate Bond 3.004%/VAR 12/20/23	**	2,702
	BANK OF AMERICA CO 3.864% 7/23/24	Corporate Bond 3.864% 7/23/24	**	2,118
	BANK OF AMERICA CO 2.456%/VAR 10/22/25	Corporate Bond 2.456%/VAR 10/22/25	**	1,847
	BANK OF AMERICA CO 1.319%/VAR 06/19/2026	Corporate Bond 1.319%/VAR 06/19/26	**	1,485
	BANK OF AMERICA CO 1.197%/VAR 10/24/2026	Corporate Bond 1.197%/VAR 10/24/26	**	2,738
	BANK OF AMERICA CO 1.734%/VAR 07/22/2027	Corporate Bond 1.734%/VAR 07/22/2027	**	1,391
	BANK OF MONTREAL QUE 1.85% 05/01/2025	Corporate Bond 1.85% 05/01/2025	**	1,832
	BANK NEW YORK MELLON CORP 1.6% 04/24/2025	Corporate Bond 1.6% 04/24/2025	**	673
	BOTWAT 2019-1 2.43% 04/15/24	Mortgage Back Security 2019-1 2.43% 04/15/24	**	338
	BARCLAYS BANK 4.338%/VAR 5/16/24	Corporate Bond 4.338%/VAR 5/16/24	**	1,236
	BARCLAYS BANK 3.932%/VAR 05/07/25	Corporate Bond 3.932%/VAR 05/07/25	**	1,184

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BARCLAYS PLC 2.852%/VAR 05/07/2026	Corporate Bond 2.852%/VAR% 05/07/2026	**	1,004
	BARCLAYS PLC 1.007% 12/10/2024	Corporate Bond 1.007% 12/10/24	**	1,145
	BARCLAYS PLC 2.279%/VAR 11/24/2027	Corporate Bond 2.279%/VAR% 11/24/2027	**	1,938
	BMARK 2018-B2 A2 3.6623% 02/51	Mortgage Back Security 3.6623% 02/51	**	1,751
	BMARK 2018-B7 A2 4.377% 05/53	Mortgage Back Security 4.377% 05/53	**	941
	BMARK 2018-B8 A2 4.149% 01/15/52	Mortgage Back Security 4.149% 01/15/52	**	850
	BERKSHIRE HATHAWA 2.8% 1/15/23	Corporate Bond 2.8% 1/15/23	**	1,849
	BERKSHIRE HATHAWA 4.05% 04/15/2025	Corporate Bond 4.05% 04/15/25	**	1,527
	BERKSHIRE HATH 2.75% 3/15/23	Corporate Bond 2.75% 3/15/23	**	731
	BNP PARIBAS SOFR 1.323%/VAR 01/13/2027 144A	Corporate Bond 1.323%/VAR 01/13/2027 144A	**	1,505
	BRISTOL-MEYERS 2.6% 05/16/22 144A	Corporate Bond 2.6% 05/16/22 144A	**	1,498
	BRISTOL-MEYERS 2.9% 07/26/24 144A	Corporate Bond 2.9% 07/26/24 144A	**	1,970
	CIGNA CORP 3.75% 07/15/23	Corporate Bond 3.75% 07/15/23	**	257
	COMM 14-UBS6 ASB 3.387% 12/10/47	Mortgage Back Security 3.387% 12/10/47	**	247
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage Back Security 2.856% 03/48	**	115
	COMM 2015-CR22 ASB 3.144% 03/48	Mortgage Back Security 3.144% 03/48	**	417
	COMM 15-CR23 ASB 3.257% 05/48	Mortgage Back Security 3.257% 05/48	**	467
	COMM 15-CR26 ASB 3.373% 10/48	Mortgage Back Security 3.373% 10/48	**	356
	CSAIL 2017-CX9 A2 3.0538% 09/15/50	Mortgage Back Security 3.0538% 09/15/50	**	1,327
	COMM 2012-LC4 A4 3.288% 12/44	Mortgage Back Security 3.288% 12/44	**	220
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage Back Security 2.372% 11/45	**	119
	COMM 2013-CR7 A4 3.213% 03/46	Mortgage Back Security 3.213% 03/46	**	874
	CSAIL 2015-C2 ASB 3.2241% 06/57	Mortgage Back Security 3.2241% 06/57	**	455
	CNH 2018-A A3 3.12% 07/23	Mortgage Back Security 3.12% 07/23	**	65
	CA ST 2.40% 10/1/25	Government Bond 2.40% 10/1/25	**	1,246
	CANADIAN PAC RY CO 1.75% 12/02/26	Corporate Bond 1.75% 12/02/26	**	419
	CAPITAL ONE FIN 2.6% 5/11/23	Corporate Bond 2.6% 5/11/23	**	918
	CAPITAL ONE FIN 1.878%/VAR 11/02/27	Corporate Bond 1.878%/VAR 11/02/27	**	2,295
	CAPITAL ONE FIN 1.343%/VAR 12/06/24	Corporate Bond 1.343%/VAR 12/06/24	**	1,913
	CAPITAL ONE MULTI-ASST 1.04% 11/16/26	Mortgage Back Security 1.04% 11/16/26	**	2,358
	CAPITAL ONE BK NA 2.28%/VAR 01/28/2026	Corporate Bond 2.28%/VAR 01/28/26	**	1,460
	CARMX 2018-4 3.36% 09/15/23	Mortgage Back Security 3.36% 09/15/23	**	227
	CARMX 2020-4 0.5% 08/15/25	Mortgage Back Security 0.5% 08/15/25	**	1,267
	CHEVRON CORP NEW 1.141% 05/11/2023	Corporate Bond 1.141% 05/11/23	**	1,265
	CITIGROUP 3.106%/VAR 04/08/2026	Corporate Bond 3.106%/VAR 4/08/26	**	1,794
	CGCMT 2012-GC8 A4 3.024% 9/45	Mortgage Back Security 2012-GC8 A4 3.024% 9/45	**	813
	CGCMT 13-GC11 A4 3.093% 04/46	Mortgage Back Security 13-GC11 A4 3.093% 04/46	**	236
	CGCMT 13-GC17 A4 4.131% 11/46	Mortgage Back Security 13-GC17 A4 4.131% 11/46	**	754
	CGCMT 2014-GC21 3.477% 05/47	Mortgage Back Security 2014-GC21 3.477% 05/47	**	260

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CGCMT 2014-GC23 A3 3.356% 07/47	Mortgage Back Security 2014-GC23 A3 3.356% 07/47	**	843
	CGCMT 16-GC36 AAB 3.368% 02/49	Mortgage Back Security 16-GC36 AAB 3.368% 02/49	**	672
	CITIBANK NA 3.65% 01/23/24	Corporate Bond 3.65% 01/23/24	**	1,869
	CGCMT 2017-P7 A2 3.212% 04/50	Mortgage Back Security 2017-P7 A2 3.212% 04/50	**	416
	COMCAST CORP NEW 3.7% 04/24	Corporate Bond 3.7% 04/24	**	1,605
	COMCAST CORP NEW 3.95% 10/15/25	Corporate Bond 3.95% 10/15/25	**	942
	CREDIT SUISSE 2.593%/VAR 09/25 144A	Corporate Bond 2.593%/VAR 09/25 144A	**	1,323
	CREDIT SUISSE GG 1.305%/VAR 02/02/27	Corporate Bond 1.305%/VAR 02/02/27	**	1,652
	CSAIL 2019-C15 TR 3.4505% 03/15/52	Mortgage Back Security 2019-C15 3.4505% 03/15/52	**	994
	DNB BANK ASA T5Y 1.535%/VAR 05/25/2027 144A	Corporate Bond 1.535%/VAR 05/25/2027 144A	**	946
	DAIMLER FIN 0.75% 03/01/2024 144A	Corporate Bond 0.75% 03/01/2024 144A	**	2,143
	DAIMLER FIN 1.45% 03/02/2026 144A	Corporate Bond 1.45% 03/02/2026 144A	**	1,427
	DAIMLER TRUCKS FIN NA 1.625% 12/13/2024	Corporate Bond 1.625% 12/13/2024	**	642
	DEERE & CO 2.75% 04/15/25	Corporate Bond 2.75% 04/15/25	**	113
	DEFT 2021-1 0.43% 05/22/2026	Mortgage Back Security 2021-1 0.43% 05/22/2026	**	815
	DEFT 2020-2 0.57% 10/23/2023	Mortgage Back Security 2020-2 0.57% 10/23/2023	**	953
	DEUTSCHE BANK AG NEW YORK BNCH 2.222%/VAR 09/18/2024	Corporate Bond 2.222%/VAR 09/18/2024	**	1,132
	DEUTSCHE BANK AG NEW YORK BNCH 2.129%/VAR 11/24/2026	Corporate Bond 2.129%/VAR 11/24/2026	**	1,271
	DEUTSCHE BANK AG NEW YORK BNCH 1.447%/VAR 04/01/2025	Corporate Bond 1.447%/VAR 04/01/2025	**	1,414
	DEUTSCHE BANK AG NEW YORK BNCH 0.898%/VAR 05/28/2024	Corporate Bond 0.898%/VAR 05/28/2024	**	591
	DEUTSCHE BANK AG NEW YORK BNCH 2.311%/VAR 11/16/2027	Corporate Bond 2.311%/VAR 11/16/2027	**	1,393
	DISCOVER BANK 3.35% 2/06/23	Corporate Bond 3.35% 2/06/23	**	486
	DCENT TR 0.58% 09/15/2026	Mortgage Back Security TR 0.58% 09/15/2026	**	1,930
	DNB BANK ASA 1.605%/VAR 03/28 144A	Corporate Bond 1.605%/VAR 03/28 144A	**	1,805
	EASTERN ENERGY GAS HOLDINGS LLC 2.5% 11/24	Corporate Bond 2.5% 11/24	**	321
	ELP COMMERCIAL MTG TRUST 2021-ELP 0.811% 11/38	Mortgage Back Security 0.811% 11/38	**	1,180
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	786
	EDISON INTRNL 2.95% 03/15/23	Corporate Bond 2.95% 03/15/23	**	282
	EQUINOR ASA 1.75% 01/22/2026	Corporate Bond 1.75% 1/22/26	**	284
	EQUITABLE FINANCIAL LIFE GLB FD 1.7% 11/26	Corporate Bond 1.7% 11/26	**	1,198
	EXELON CORP VAR 06/01/2022	Corporate Bond VAR 06/01/2022	**	784
	FHLG 15YR 2.5% 10/31 #G16387	Government Bond 2.5% 10/31 #G16387	**	772
	FHLG 15YR 3% 05/33 #G16550	Government Bond 3% 05/33 #G16550	**	880
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/35 #G05815	**	36
	FHLG 20YR 3.5% 06/32#C91456	Government Bond 3.5% 06/32#C91456	**	588
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	53
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 4.00% 4/26 #E02867	**	36
	FHLG 15YR 2.5% 11/28 #J32374	Government Bond 2.5% 11/28 #J32374	**	2,307

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLG 15YR 2% 01/32 #ZS7735	Government Bond 2% 01/32 #ZS7735	**	2,860
	FHLG 15YR 2.5% 12/31 #SB0093	Government Bond 2.5% 12/31 #SB0093	**	1,341
	FHLG 15YR 3% 02/34 #SB0179	Government Bond 3% 02/34 #SB0179	**	1,362
	FHLG 15YR 3% 03/33 #SB0181	Government Bond 3% 03/33 #SB0181	**	2,504
	FHLB 15YR 3.5% 04/34 #SB0378	Government Bond 3.5% 04/34 #SB0378	**	1,113
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	394
	FHLG 20YR 3% 11/33#G30872	Government Bond 3% 11/33#G30872	**	872
	FHLG 20YR 3.5% 05/38#G31067	Government Bond 3.5% 05/38#G31067	**	389
	FNR 2012-149 DA 1.75% 01/43	Mortgage Back Security 2012-149 DA 1.75% 01/43	**	96
	FNR 2013-16 GP 3% 01/33	Mortgage Back Security 2013-16 GP 3% 01/33	**	212
	FNR PA 1.85% 5/33	Mortgage Back Security 1.85% 5/33	**	656
	FNR PA 3% 6/25/43	Mortgage Back Security 3.0% 6/25/43	**	538
	FNR 2015-32 PA 3% 4/44	Mortgage Back Security 2015-32 PA 3% 4/44	**	299
	FNR 2015-28 P 2.5% 5/45	Mortgage Back Security 2015-28 P 2.5% 5/45	**	1,083
	FNR 2015-28 JE 3% 05/45	Mortgage Back Security 2015-28 JE 3% 05/45	**	771
	FNR 2015-42 LE 3% 06/45	Mortgage Back Security 2015-42 LE 3% 06/45	**	686
	FNR 2015-49 LE 3% 07/45	Mortgage Back Security 2015-49 LE 3% 07/45	**	519
	FNR 2015-54 LE 2.5% 07/45	Mortgage Back Security 2015-54 LE 2.5% 07/45	**	473
	FNR 2016-19 AH 3% 04/46	Mortgage Back Security 2016-19 AH 3% 04/46	**	513
	FNR 2016-26 CG 3% 05/46	Mortgage Back Security 2016-26 CG 3% 05/46	**	1,362
	FNR 2016-27 HK 3% 01/41	Mortgage Back Security 2016-27 HK 3% 01/41	**	733
	FNR 2016-27 KG 3% 01/40	Mortgage Back Security 2016-27 KG 3% 01/40	**	340
	FNR 2016-37 BK 3% 06/25/46	Mortgage Back Security 2016-37-BK 3% 06/25/46	**	1,469
	FNR 2016-34 GH 3% 06/25/46	Mortgage Back Security 2016-34 GH 3% 06/25/46	**	1,313
	FNR 2016-105 PA 3.5% 4/45	Mortgage Back Security 2016-105 PA 3.5% 4/45	**	629
	FNR 2016-100 P 3.5% 11/44	Mortgage Back Security 2016-100 P 3.5% 11/44	**	920
	FNR 2017-11 HA 3.5% 12/45	Mortgage Back Security 2017-11 HA 3.5% 12/45	**	1,091
	FNR 2017-20 AP 3.5% 03/45	Mortgage Back Security 2017-20 AP 3.5% 03/45	**	1,340
	Fannie Mae 2017-74 PA 3.5% 11/45	Mortgage Back Security 2017-74 PA 3.5% 11/45	**	1,040
	FNR 2% 06/35	Mortgage Back Security 2% 06/35	**	1,624
	FNR 2017-97 P 3% 01/47	Mortgage Back Security 2017-97 P 3% 01/47	**	1,125
	FNR 2018-3 LP 3% 02/47	Mortgage Back Security 2018-3 LP 3% 02/47	**	1,853
	FNR 2018-16 NB 3.25% 12/44	Mortgage Back Security 2018-16 NB 3.25% 12/44	**	351
	FNR 2018-11 LA 3.5% 7/45	Mortgage Back Security 2018-11 LA 3.5% 7/45	**	873
	FNR PA 3.5% 02/46	Mortgage Back Security PA 3.5% 02/46	**	906
	FNMA GTD CTF 3.5% 10/44	Mortgage Back Security CTF 3.5% 10/44	**	971
	FNMA GTD REM 2019-14 DA 4% 03/25/48	Mortgage Back Security 2019-14 DA 4% 03/25/48	**	504
	FNMA GTD REM 4% 11/48	Mortgage Back Security 4% 11/48	**	627
	FNMA GTD REM 3% 03/48	Mortgage Back Security 3% 03/48	**	2,447
	FNMA GTD REM 2019-38 AB 3% 07/25/39	Mortgage Back Security 2019-38 AB 3% 07/25/39	**	1,322
	FNMA GTD REM PA 2.5% 10/39	Mortgage Back Security 2.5% 10/39	**	695
	FHLMC GT 4135 AB 1.75% 06/15/42	Mortgage Back Security 4135 AB 1.75% 06/15/42	**	78

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLMC CTFS 2.682% 10/25/22	Government Bond CTFS 2.682% 10/25/22	**	408
	FHLMC GT 2% 08/32	Mortgage Back Security GT 2% 08/32	**	46
	FHLMC GT 2% 10/32	Mortgage Back Security GT 2% 10/32	**	55
	FHLMC GT 3.0% 05/45	Mortgage Back Security GT 3.0% 05/45	**	437
	FHLMC GT K720 A2 2.716% 06/22	Government Bond A2 2.716% 06/22	**	1,366
	FHLMC GT K722 A2 2.406% 03/23	Government Bond A2 2.406% 03/23	**	1,620
	FHMS K724 A1 2.776% 03/23	Government Bond K724 A1 2.776% 03/23	**	39
	FREDDIE MAC 4656 PA 3.5% 10/15/45	Mortgage Back Security PA 3.5% 10/15/45	**	770
	FHR 4683 EA 2.5% 05/47	Mortgage Back Security EA 2.5% 05/47	**	1,270
	FHMS K027 A2 2.637% 01/23	Government Bond A2 2.637% 01/23	**	1,561
	FHLMC CTF GT 3.3% 04/25/2023	Government Bond GT 3.3% 04/25/2023	**	1,478
	FHMS 2017-K727 A1 2.632% 10/25/2023	Government Bond A1 2.632% 10/25/2023	**	109
	FHLMC CTF GT K727 A2 2.946% 07/24	Government Bond A2 2.946% 07/24	**	1,833
	FHLMC 4765 QA 3% 02/15/2046	Mortgage Back Security QA 3% 02/15/2046	**	1,286
	FHLMC GT 4847 CA 3.5% 11/15/45	Mortgage Back Security CA 3.5% 11/15/45	**	735
	FHLMC GT 4% 07/15/2047	Mortgage Back Security GT 4% 7/15/47	**	919
	FHLMC GT 2019-4872 AB 4% 08/47	Mortgage Back Security AB 4% 08/47	**	874
	FHLMC GT 3% 07/25/2039	Mortgage Back Security GT 3% 07/25/39	**	1,002
	FREDDIE MAC 3% 10/25/2048	Mortgage Back Security 3% 10/25/48	**	1,116
	FREDDIE MAC 2018-4766 MA 3.5% 02/46	Mortgage Back Security MA 3.5% 02/46	**	1,382
*	Fidelity Short Term Cash Fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	15,754
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	284
	FNMA 20YR 2.5% 01/33 #AL2974	Government Bond 20YR 2.5% 01/33 #AL2974	**	262
	FNMA 20YR 2.5% 01/33 #AL2975	Government Bond 20YR 2.5% 01/33 #AL2975	**	307
	FNMA 20YR 2.5% 01/33 #AL2976	Government Bond 20YR 2.5% 01/33 #AL2976	**	159
	FNMA 20YR 2.5% 01/33 #AL2982	Government Bond 20YR 2.5% 01/33 #AL2982	**	211
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	132
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	339
	FNMA 15YR 4.5% 11/25#AL8242	Government Bond 15YR 4.5% 11/25#AL8242	**	119
	FNMA 15YR 2.5% 10/31 #AS8010	Government Bond 15YR 2.5% 10/31 #AS8010	**	607
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	17
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	4
	FHR 3415 PC 5% 12/37	Mortgage Back Security 3415 PC 5% 12/37	**	42
	FNMA 2011-26 PA 4.5% 04/41	Mortgage Back Security 2011-26 PA 4.5% 04/41	**	339
	FNMA 15YR 3% 02/33 #BM5108	Government Bond 15YR 3% 02/33 #BM5108	**	3,200
	FNMA 15YR 3% 12/32 #BM5109	Government Bond 15YR 3% 12/32 #BM5109	**	3,255
	FNMA 15YR 3% 09/01/2032 #BM5110	Government Bond 15YR 3% 09/01/2032 #BM5110	**	1,529
	FNMA 15YR 3.5% 02/01/2035 #FM0065	Government Bond 15YR 3.5% 02/01/2035 #FM0065	**	1,202
	FNMA 20YR 4.5% 06/01/2039 #FM1045	Government Bond 20YR 4.5% 06/01/2039 #FM1045	**	85
	FNMA 20YR 4.5% 08/01/2039 #FM1353	Government Bond 20YR 4.5% 08/01/2039 #FM1353	**	216
	FNMA 15YR 3% 06/01/2033	Government Bond 15YR 3% 06/01/2033	**	879
	FNMA 30YR 4.5% 09/01/2049 #FM1534	Government Bond 30YR 4.5% 09/01/2049 #FM1534	**	1,343
	FNMA 15YR 3.5% 09/01/2034 #FM1577	Government Bond 15YR 3.5% 09/01/2034 #FM1577	**	1,078

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 15YR 3.5% 09/01/2034 #FM1578	Government Bond 15YR 3.5% 09/01/2034 #FM1578	**	463
	FNMA 15YR 3.5% 10/01/2034 #FM1579	Government Bond 15YR 3.5% 10/01/2034 #FM1579	**	294
	FNMA 20YR 4.5% 03/01/2039 #FM1774	Government Bond 20YR 4.5% 03/01/2039 #FM1774	**	162
	FNMA 15YR 4% 03/01/2034 #FM2867	Government Bond 15YR 4% 03/01/2034 #FM2867	**	3,205
	FNMA 30YR 3% 03/01/2050 #FM2870	Government Bond 30YR 3% 03/01/2050 #FM2870	**	3,153
	FNMA 15YR 4% 02/01/2034 #FM3001	Government Bond 15YR 4% 02/01/2034 #FM3001	**	1,497
	FNMA 20YR 3% 12/01/2040 #FM4710	Government Bond 20YR 3% 12/01/2040 #FM4710	**	1,577
	FNMA 20YR 3% 12/01/2040 #FM4711	Government Bond 20YR 3% 12/01/2040 #FM4711	**	1,866
	FNMA 6.50% 12/32 #735415	Government Bond 6.5% 12/32 #735415	**	6
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	7
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	11
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	50
	FNMA 20YR 3.0% 11/01/2032 #MA1237	Government Bond 20YR 3.0% 11/01/2032 #MA1237	**	2,074
	FNMA 20YR 3.0% 07/01/2036 #MA2672	Government Bond 20YR 3.0% 07/01/2036 #MA2672	**	2,627
	FNMA 20YR 4.0% 04/01/2038 #MA3337	Government Bond 20YR 4.0% 04/01/2038 #MA3337	**	1,078
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	62
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	40
	FLORIDA PWR & LT CO 2.85% 04/01/2025	Corporate Bond 2.85% 04/01/2025	**	401
	FORDR A 0.7% 09/25	Mortgage Back Security A 0.7% 09/25	**	1,626
	FORDO 2019-1 A 3.52% 07/15/2030	Mortgage Back Security 2019-1 A 3.52% 07/15/2030	**	1,543
	GNII II 3.5% 01/01/52 #TBA	Government Bond 3.5% 01/01/52 #TBA	**	2,135
	GFORT 0.68% 08/15/2025	Mortgage Back Security 0.68% 08/15/2025	**	732
	GFORT 0.69% 10/15/2025	Mortgage Back Security 0.69% 10/15/2025	**	1,665
	GSMS 2013-GC10 A5 2.943% 02/46	Mortgage Back Security 2013-GC10 A5 2.943% 02/46	**	1,815
	GSMS 2012-GCJ7 A4 3.377% 05/45	Mortgage Back Security 2012-GCJ7 A4 3.377% 05/45	**	168
	GSMS 2014-GC26 AAB 3.365% 11/47	Mortgage Back Security 2014-GC26 AAB 3.365% 11/47	**	626
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage Back Security 2015-GC32 A2 3.062% 7/48	**	111
	GSMS 2015-GC32 AAB 3.513% 7/48	Mortgage Back Security 2015-GC32 AAB 3.513% 7/48	**	447
	GSMS 2015-GC28 AAB 3.206% 2/48	Mortgage Back Security 2015-GC28 AAB 3.206% 2/48	**	486
	GSMS 2014-GC18 AAB 3.648% 01/47	Mortgage Back Security 2014-GC18 AAB 3.648% 01/47	**	104
	GSMS 14-GC20 AAB 3.655% 04/47	Mortgage Back Security 14-GC20 AAB 3.655% 04/47	**	131
	GMCAR 2019-1 2.97% 11/23	Mortgage Back Security 2019-1 2.97% 11/23	**	224
	GENERAL MTRS FINL CO 1.25% 01/26	Corporate Bond 1.25% 01/26	**	1,713
	GENERAL MTRS FINL CO 1.05% 03/24	Corporate Bond 1.05% 03/24	**	481
	GREAT-WEST LIFECO FIN 0.904% 08/12/2025 144A	Corporate Bond 0.904% 8/12/25 144A	**	733
	GUARDIAN LIFE GLOBAL FNDG 1.1% 06/23/2025 144A	Corporate Bond 1.1% 6/23/25 144A	**	1,474
	GUARDIAN LIFE GLOBAL FNDG 1.4% 07/06/2027 144A	Corporate Bond 1.4% 7/6/27 144A	**	1,864
	HSBC HOLDINGS 3.95%/VAR 5/24	Corporate Bond 3.95%/VAR 5/24	**	1,667
	HSBC HOLDINGS 3.803%/VAR 03/11/25	Corporate Bond 3.803%/VAR 03/11/25	**	2,016
	HSBC HOLDINGS 2.251%/VAR 11/22/27	Corporate Bond 2.251%/VAR 11/22/27	**	1,880

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HEALTHCARE TR 3.5% 08/26	Corporate Bond 3.5% 08/26	**	179
	HUNTINGTN BCSHRS 2.625% 8/6/24	Corporate Bond 2.625% 8/6/24	**	1,361
	Hyundai Cap America 1.0% 09/17/2024 144A	Corporate Bond 1.0% 09/17/2024 144A	**	1,867
	HART 2020-C 0.38% 05/15/2025	Mortgage Back Security 2020-C 0.38% 05/15/2025	**	1,626
	IMPERIAL BRANDS FINANCE 3.125% 07/24 144A	Corporate Bond 3.125% 07/24 144A	**	1,518
	ING GROEP NV 1.726%/VAR 04/01/27	Corporate Bond 1.726%/VAR 04/01/27	**	872
	INTERCO EXCH INC 3.45% 9/21/23	Corporate Bond 3.45% 9/21/23	**	967
	JP MORGAN CHASE	Synthetic GIC – 1.349% (fair value to contract value)	**	(1,033)
	JPMCC 2013-C10 A5 3.1425% 12/47	Mortgage Back Security 2013-C10 A5 3.1425% 12/47	**	1,534
	JPMBB 14-C22 3.8012% 09/47	Mortgage Back Security 14-C22 3.8012% 09/47	**	1,255
	JPMCC 16-JP4 A2 2.984% 12/49	Mortgage Back Security 16-JP4 A2 2.984% 12/49	**	140
	JPMORGAN CHASE 3.559%/VAR 04/23/24	Corporate Bond 3.559%/VAR 04/23/24	**	2,080
	JPMORGAN CHASE 4.023/VAR 12/24	Corporate Bond 4.023/VAR 12/24	**	772
	JPMORGAN CHASE 2.083/VAR 04/22/2026	Corporate Bond 2.083/VAR 04/26	**	1,834
	JPMORGAN CHASE 1.045%/VAR 11/19/2026	Corporate Bond 1.045%/VAR 11/26	**	1,649
	JPMORGAN CHASE 0.697%/VAR 03/16/2024	Corporate Bond 0.697%/VAR 03/24	**	2,099
	JPMORGAN CHASE 0.824%/VAR 06/01/2025	Corporate Bond 0.824%/VAR 06/25	**	1,595
	JPMORGAN CHASE 1.47%/VAR 09/22/2027	Corporate Bond 1.47%/VAR 09/27	**	1,939
	JOHN DEERE 2019-B 2.21% 12/23	Mortgage Back Security 2019-B 2.21% 12/23	**	511
	KEY BANK NA 3.3% 02/01/22	Corporate Bond 3.3% 02/01/22	**	436
	KINDER MORGAN EN 3.5% 9/1/23	Corporate Bond 3.5% 9/1/23	**	888
	LINCOLN NATL LIFE INS CO	Synthetic GIC – 1.349% (fair value to contract value)	**	(383)
	LLOYDS BANKING GROUP PLC 2.438%/VAR 02/05/2026	Corporate Bond 2.438%/VAR 02/05/26	**	685
	LLOYDS BANKING GROUP PLC 0.695%/VAR 05/11/2024	Corporate Bond 0.695%/VAR 05/11/24	**	1,381
	MARSH & MCLENNAN 3.875% 03/15/24	Corporate Bond 3.875% 03/15/24	**	715
	MERCEDES-BENZ AUTO LEASE TR 2019-B A3 2.03% 10/22	Mortgage Back Security 2019-B A3 2.03% 10/22	**	204
	METROPOLITAN LIFE INS CO	Synthetic GIC – 1.349% (fair value to contract value)	**	(529)
	MET LIFE GLOB 0.9% 06/08/2023 144A	Corporate Bond 0.9% 6/8/23 144A	**	1,117
	MITSUBISHI UFJ FIN 2.998% 2/22	Corporate Bond 2.998% 2/22	**	913
	MITSUBISHI UFJ 2.193% 02/25/25	Corporate Bond 2.193% 02/25/25	**	1,829
	MITSUBISHI UFJ 1.412% 07/17/25	Corporate Bond 1.412% 07/17/25	**	1,501
	MITSUBISHI UFJ 0.953%/VAR 07/19/25	Corporate Bond 0.953%/VAR 07/19/25	**	1,984
	MITSUBISHI UFJ 1.64%/VAR 10/13/27	Corporate Bond 1.64/VAR% 10/13/27	**	2,383
	MIZUHO FINL 0.849%/VAR 9/08/24	Corporate Bond 0.849%/VAR 9/08/24	**	960
	MIZUHO FINL 1.234%/VAR 05/22/2027	Corporate Bond 1.234%/VAR 05/22/2027	**	2,039
	MOODYS CORP 3.75% 03/24/2025	Corporate Bond 3.75% 03/24/25	**	669
	MSBAM 2015-C22 ASB 3.04% 4/15/48	Mortgage Back Security 2015-C22ASB 3.04% 4/15/48	**	288
	MORGAN STANLEY 3.737%/VAR 4/24	Corporate Bond 3.737%/VAR 4/24	**	1,674

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MORGAN STANLEY 2.72%/VAR 07/25	Corporate Bond 2.72%/VAR 07/25	**	1,157
	MORGAN STANLEY 2.188%/VAR 04/28/2026	Corporate Bond 2.188%/VAR 04/28/26	**	1,433
	MSBAM 2013-C8 A4 3.134% 12/48	Mortgage Back Security 2013-C8 A4 3.134% 12/48	**	1,464
	MSBAM 13-C13 ASB 3.557% 11/46	Mortgage Back Security 13-C13 ASB 3.557% 11/46	**	393
	MSBAM 2014-C16 ASB 3.477% 6/47	Mortgage Back Security 2014-C16 ASB 3.477% 6/47	**	467
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Back Security 2014-C17 ASB 3.477% 8/47	**	716
	MSBAM 2015-C21 ASB 3.15% 03/48	Mortgage Back Security 2015-C21 ASB 3.15% 03/48	**	141
	MSBAM 2016-C28 3.272% 01/15/49	Mortgage Back Security 2016-C28 3.272% 01/15/49	**	364
	MSBAM 2019-MEAD 3.17% 11/36	Mortgage Back Security 2019-MEAD 3.17% 11/36	**	1,062
	NTT FINANCE CORP 0.583% 03/01/2024 144A	Corporate Bond 0.583% 03/01/2024 144A	**	870
	NTT FINANCE CORP 1.162% 04/03/2026 144A	Corporate Bond 1.162% 04/03/2026 144A	**	1,811
	NATIONAL BANK OF CANADA 0.55%/VAR 11/15/2024	Corporate Bond 0.55%/VAR 11/15/24	**	853
	NATWEST GRP PLC 1.642%/VAR 06/14/2027	Corporate Bond 1.642% 06/14/2027	**	1,354
	NATWEST MARKETS PLC 0.8% 08/12/2024 144A	Corporate Bond 0.8% 08/12/2024 144A	**	1,043
	NY LFE GLB 2.3% 6/10/22 144A	Corporate Bond 2.3% 6/10/22 144A	**	1,336
	NYC TFA (PIT) 2.05% 08/01/23	Municipal Bond 2.05% 08/01/23	**	477
	NYC TFA (PIT) 2.85% 02/01/24	Municipal Bond 2.85% 02/01/24	**	451
	NYS UDC 2.67% 03/15/23	Municipal Bond 2.67% 03/15/23	**	1,120
	NYS UDC 2.7% 03/15/23	Municipal Bond 2.7% 03/15/23	**	1,910
	NISOURCE INC 0.95% 08/15/2025	Corporate Bond 0.95% 08/15/25	**	619
	NATIONWIDE LIFE INSURANCE CO	Synthetic GIC – 1.349% (fair value to contract value)	**	(645)
	OPG TR 2021-PORT 0.594% 10/15/2036 144A	Mortgage Back Security 0.594% 10/15/2036 144A	**	1,932
	ORACLE CORP 1.65% 03/25/2026	Corporate Bond 1.65% 03/25/2026	**	751
	OTIS WORLDWIDE CORP 2.056% 04/05/2025	Corporate Bond 2.056% 04/05/25	**	1,839
	PACIFIC LIFE GF II 1.2% 06/24/2025 144A	Corporate Bond 1.2% 6/24/25 144A	**	1,060
	PACIFIC LIFE INS CO	Synthetic GIC – 1.349% (fair value to contract value)	**	(406)
	PAYPAL HLDGS INC 1.65% 06/01/2025	Corporate Bond 1.65% 06/01/25	**	533
	PHILIP MORS INT 2.625% 02/18/22	Corporate Bond 2.625% 02/18/22	**	566
	PHILIP MORS INT 2.875% 05/01/24	Corporate Bond 2.875% 05/01/24	**	1,567
	PHILIP MORS INT 0.875% 05/01/26	Corporate Bond 0.875% 05/01/26	**	923
	PRICOA GLBL 2.4% 09/23/24 144A	Corporate Bond 2.4% 09/23/24 144A	**	1,805
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC – 1.349% (fair value to contract value)	**	(906)
	PUBLIC SERVICE ELE 2.65% 11/22	Corporate Bond 2.65% 11/22	**	1,208
	RABOBANK NEDERLAND COOP 1.98%/VAR 12/15/2027	Corporate Bond 1.98%/VAR 12/15/2027	**	1,912
	CITIZENS BANK NA 2.25% 04/28/2025	Corporate Bond 2.25% 4/28/25	**	1,350
	REGIONS FIN CORP 2.25% 05/18/2025	Corporate Bond 2.25% 05/18/25	**	801
	RGA GLOBAL FUNDING 2.0% 11/30/2026 144A	Corporate Bond 2.0% 11/30/2026 144A	**	736
	ROPER TECHNOLOGIES 3.65% 09/23	Corporate Bond 3.65% 09/23	**	1,054

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	ROPER TECHNOLOGIES 1% 09/15/2025	Corporate Bond 1% 09/15/25	**	213
	ROSS STORES INC 0.875% 04/15/2026	Corporate Bond 0.875% 04/15/26	**	1,520
	ROYAL BNK CANADA 4.65% 1/27/26	Corporate Bond 4.65% 1/27/26	**	921
	ROYAL BK SCO 4.519%/VAR 06/24	Corporate Bond 4.519%/VAR 06/24	**	2,072
	ROYAL BNK OF CAN 3.7% 10/5/23	Corporate Bond 3.7% 10/5/23	**	1,587
	ROYAL BNK OF CAN 1.15% 06/10/25	Corporate Bond 1.15% 06/10/25	**	1,438
	SSM HEALTH CARE 3.688% 6/1/23	Corporate Bond 3.688% 6/1/23	**	946
	SREIT TR 2021-MFP 0.841% 11/15/2038	Mortgage Back Security 2021-MFP 0.841% 11/15/2038	**	801
	SRALT 2020-B 0.57% 04/22/2024	Mortgage Back Security 2020-B 0.57% 04/22/24	**	1,847
	SRALT 2021-A 0.51% 07/22/24	Mortgage Back Security 2021-A 0.51% 07/22/24	**	1,109
	SSTRT 2019-1 2.986% 02/23	Mortgage Back Security 2019-1 2.986% 02/23	**	90
	7 ELEVEN INC 0.95% 02/10/2026 144A	Corporate Bond 0.95% 02/10/2026 144A	**	590
	7 ELEVEN INC 1.3% 02/10/2028 144A	Corporate Bond 1.3% 02/10/2028 144A	**	727
	SIEMENS FIN 0.65% 03/11/2024	Corporate Bond 0.65% 03/11/2024	**	1,293
	SIEMENS FIN 1.2% 03/11/2026	Corporate Bond 1.2% 03/11/26	**	1,360
	SIMON PROPERTY 2.75% 06/01/23	Corporate Bond 2.75% 06/01/23	**	1,085
	SOCIETE GENERALE FRANCE 2.625% 10/16/2024 144A	Corporate Bond 2.625% 10/16/2024 144A	**	328
	SOCIETE GENERALE FRANCE 1.488%/VAR 12/14/2026 144A	Corporate Bond 1.488%/VAR 12/14/26 144A	**	1,099
	SOCIETE GENERALE FRANCE 1.792%/VAR 06/09/2027 144A	Corporate Bond 1.792%/VAR 06/09/2027 144A	**	1,355
	SOUTHERN COMPANY 0.6% 02/26/2024	Corporate Bond 0.6% 02/26/2024	**	773
	STATE STREET BANK & TRUST CO	Synthetic GIC – 1.349% (fair value to contract value)	**	(761)
	STATE STREET CORP 2.901%/VAR 03/30/2026	Corporate Bond 2.901%/VAR 3/30/26	**	81
	SUMITOMO MITSUI FINL GRP INC 0.508% 01/12/2024	Corporate Bond 0.508% 01/12/2024	**	204
	SUMITOMO MITSUI FINL GRP INC 1.402% 09/17/2026	Corporate Bond 1.402% 09/17/2026	**	1,960
	TRUIST BANK 3.2% 04/01/2024	Corporate Bond 3.2% 04/01/2024	**	844
	SYNOVUS BANK 2.289%/VAR 02/10/2023	Corporate Bond 2.289% 02/10/23	**	413
	TRANSAMERICA PREMIER LIFE	Synthetic GIC – 1.349% (fair value to contract value)	**	(823)
	UBS GROUP AG 1.008%/VAR 07/30/2024 144A	Corporate Bond 1.008%/VAR 07/30/24 144A	**	1,097
	USAA CAPITAL CORP 1.5% 05/01/2023 144A	Corporate Bond 1.5% 05/01/23 144A	**	276
	US BANCORP DEL 1.45% 05/12/2025	Corporate Bond 1.45% 05/12/25	**	1,650
	USTN 0.125% 08/15/23	Government Bond 0.125% 08/15/23	**	35,570
	USTN 0.75% 03/31/2026	Government Bond 0.75% 03/31/2026	**	76,970
	USTN 0.25% 05/15/2024	Government Bond 0.25% 05/15/2024	**	54,442
	USTN 0.625% 07/31/2026	Government Bond 0.625% 07/31/2026	**	29,370
	USTN 0.625% 10/15/2024	Government Bond 0.625% 10/15/2024	**	10,429
	USTN 1.125% 10/31/2026	Government Bond 1.125% 10/31/2026	**	2,986
	USTN 2.375% 08/15/2024	Government Bond 2.375% 08/15/2024	**	35,152
	USTN 2% 08/15/2025	Government Bond 2% 08/15/2025	**	41,420

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	USTN 0.375% 04/30/2025	Government Bond 0.375% 04/30/2025	**	47,688
	USTN 1.375% 08/31/2023	Government Bond 1.375% 08/31/2023	**	38,932
	VENTAS RLTY LTD 3.5% 04/15/24	Corporate Bond 3.5% 04/15/24	**	706
	VENTAS RLTY LTD 2.65% 01/15/25	Corporate Bond 2.65% 01/15/25	**	1,093
	VERIZON COMMUNICATIONS INC 1.45% 03/20/2026	Corporate Bond 1.45% 03/20/2026	**	612
	VERIZON MASTER TR 2021-1 A 0.5% 05/20/2027	Mortgage Back Security 2021-1 A 0.5% 05/20/2027	**	1,518
	VERIZON MASTER TR 2021-1 A 0.99% 04/20/2028	Mortgage Back Security 2021-1 A 0.99% 04/20/2028	**	2,279
	VZOT 2020-A 1.85% 07/22/2024	Mortgage Back Security 2020-A 1.85% 07/22/24	**	1,656
	VOLKSWAGEN GRP 1.25% 11/24/2025 144A	Corporate Bond 1.25% 11/24/25 144A	**	2,076
	WFRBS 2014-C20 ASB 3.638% 05/47	Mortgage Back Security 2014-C20 ASB 3.638% 05/47	**	221
	WFRBS 2014-C22 ASB 3.464% 9/57	Mortgage Back Security 2014-C22 ASB 3.464% 9/57	**	963
	WFRBS 2012-C9 A3 2.87% 11/45	Mortgage Back Security 2012-C9 A3 2.87% 11/45	**	1,022
	WFRBS 2013-C12 ASB 2.838% 03/48	Mortgage Back Security 2013-C12 ASB 2.838% 03/48	**	38
	WFRBS 2013-C16 A5 4.415% 09/46	Mortgage Back Security 2013-C16 A5 4.415% 09/46	**	945
	WFRBS 2013-C16 ASB 3.963% 09/46	Mortgage Back Security 2013-C16 ASB 3.963% 09/46	**	151
	WFRBS 2014-C23 ASB 3.636% 10/57	Mortgage Back Security 2014-C23 ASB 3.636% 10/57	**	327
	WFCM 2012-LC5 A3 2.918% 10/45	Mortgage Back Security 2012-LC5 A3 2.918% 10/45	**	397
	WFCM 15-C27 ASB 3.278% 02/15/48	Mortgage Back Security 15-C27 ASB 3.278% 02/15/48	**	653
	WELLS FARGO CO 3.75% 01/24/24	Corporate Bond 3.75% 01/24/24	**	1,567
	WELLS FARGO CO 2.164%/VAR 02/11/2026	Corporate Bond 2.164%/VAR 02/11/26	**	1,883
	WELLS FARGO CO 2.188%/VAR 04/30/2026	Corporate Bond 2.188%/VAR 04/30/26	**	1,123
	WELLS FARGO CO 1.654%/VAR 06/02/2024	Corporate Bond 1.654%/VAR 06/02/24	**	1,111
	WELLTOWER INC 4.00% 06/01/25	Corporate Bond 4.00% 06/01/25	**	1,178
	WELLTOWER INC 3.625% 03/15/24	Corporate Bond 3.625% 03/15/24	**	1,254
	Sub-total Managed Income Funds			757,185

	Self-Directed Brokerage Account	Various shares	**	139,890
	Total Investment Assets			$3,770,475
*	Participant Loans	Interest rates ranging 4.25% - 6.5% with maturity dates through January 2027		$47,534
* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 24, 2022	By: /s/Michelle R. Stewart
Michelle R. Stewart
Vice President, Corporate Controller and Chief Accounting Officer, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of ArmaninoLLP Independent Registered Public Accounting Firm	32